File No.
Confidential Treatment Requested by Orion Office REIT Inc.
Pursuant to 17 C.F.R. Section 200.83
As confidentially submitted to the Securities and Exchange Commission on July 19, 2021. This draft registration statement has not been publicly filed with the Securities and Exchange Commission. All information herein remains strictly confidential.
As filed with the Securities and Exchange Commission on July 20, 2021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

Orion Office REIT Inc.
(Exact name of Registrant as specified in its charter)

Maryland	87-1656425
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer Identification No.)
[ • ]	[•]
(Address of principal executive offices)	(Zip Code)
[ •]
(Registrant’s telephone number, including area code)
Securities to be registered pursuant to Section 12(b) of the Act:
Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, par value $[0.01] per share	New York Stock Exchange
Securities to be registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Securities Exchange Act of 1934, as amended. (Check one):
Large accelerated filer ☐		Accelerated filer ☐
Non-accelerated filer ☒	(Do not check if a smaller reporting company)	Smaller reporting company ☐
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

INFORMATION REQUIRED IN REGISTRATION STATEMENT
CROSS-REFERENCE SHEET BETWEEN INFORMATION STATEMENT
AND ITEMS OF FORM 10
Certain information required to be included herein is incorporated by reference to specifically identified portions of the body of the information statement filed herewith as Exhibit 99.1. None of the information contained in the information statement shall be incorporated by reference herein or deemed to be a part hereof unless such information is specifically incorporated by reference herein.
Item 1.
Business.

The information required by this item is contained under the sections of the information statement entitled “Information Statement Summary,” “Risk Factors,” “Cautionary Statement Concerning Forward-Looking Statements,” “The Separation and the Distribution,” “Unaudited Pro Forma Condensed Combined Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business and Properties,” “Management,” “Certain Relationships and Related Person Transactions” and “Where You Can Find More Information.” Those sections are incorporated herein by reference.
Item 1A.
Risk Factors.

The information required by this item is contained under the section of the information statement entitled “Risk Factors.” That section is incorporated herein by reference.
Item 2.
Financial Information.

The information required by this item is contained under the sections of the information statement entitled “Information Statement Summary — Summary Historical Combined Financial Data — Realty Income Office Assets,” “Information Statement Summary — Summary Historical Combined Financial Data — VEREIT Office Assets,” “Unaudited Pro Forma Condensed Combined Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Index to Financial Statements” and the statements referenced therein. Those sections are incorporated herein by reference.
Item 3.
Properties.

The information required by this item is contained under the sections of the information statement entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business and Properties.” Those sections are incorporated herein by reference.
Item 4.
Security Ownership of Certain Beneficial Owners and Management.

The information required by this item is contained under the section of the information statement entitled “Security Ownership of Certain Beneficial Owners and Management.” That section is incorporated herein by reference.
Item 5.
Directors and Executive Officers.

The information required by this item is contained under the section of the information statement entitled “Management.” That section is incorporated herein by reference.
Item 6.
Executive Compensation.

The information required by this item is contained under the sections of the information statement entitled “Management” and “Executive and Director Compensation.” That section is incorporated herein by reference.

Item 7.
Certain Relationships and Related Transactions, and Director Independence.

The information required by this item is contained under the sections of the information statement entitled “Management” and “Certain Relationships and Related Person Transactions.” Those sections are incorporated herein by reference.
Item 8.
Legal Proceedings.

The information required by this item is contained under the section of the information statement entitled “Business and Properties — Legal Proceedings.” That section is incorporated herein by reference.
Item 9.
Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.

The information required by this item is contained under the sections of the information statement entitled “Risk Factors,” “The Separation and the Distribution,” “Dividend Policy,” “Executive and Director Compensation,” “Description of Our Capital Stock” and “Shares Eligible for Future Sale.” Those sections are incorporated herein by reference.
Item 10.
Recent Sales of Unregistered Securities.

The information required by this item is contained under the sections of the information statement entitled “Description of Our Capital Stock.” That section is incorporated herein by reference.
Item 11.
Description of Registrant’s Securities to be Registered.

The information required by this item is contained under the sections of the information statement entitled “Risk Factors,” “Dividend Policy,” “The Separation and the Distribution,” “Description of Our Capital Stock” and “Shares Eligible for Future Sale.” Those sections are incorporated herein by reference.
Item 12.
Indemnification of Directors and Officers.

The information required by this item is contained under the section of the information statement entitled “Description of Our Capital Stock — Indemnification and Limitation of Directors’ and Officers’ Liability.” That section is incorporated herein by reference.
Item 13.
Financial Statements and Supplementary Data.

The information required by this item is contained under the section of the information statement entitled “Unaudited Pro Forma Condensed Combined Financial Statements” and “Index to Financial Statements” and the financial statements referenced therein. Those sections are incorporated herein by reference.
Item 14.
Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.
Item 15.
Financial Statements and Exhibits.

(a)   Financial Statements
The information required by this item is contained under the section of the information statement entitled “Index to Financial Statements” and the financial statements referenced therein. That section is incorporated herein by reference.

(b)   Exhibits
See below.
The following documents are filed as exhibits hereto:
Exhibit Number	Exhibit Description
2.1
Form of Separation and Distribution Agreement, by and among Realty Income Corporation, Rams MD Subsidiary I, Inc., Rams Acquisition Sub II, LLC, VEREIT, Inc., VEREIT Operating Partnership, L.P., Orion Office REIT Inc., and Orion Office REIT LP.*

3.1	Form of Articles of Amendment and Restatement of Orion Office REIT Inc.*
3.2	Form of Amended and Restated Bylaws of Orion Office REIT Inc.*
10.1	Form of Agreement of Limited Partnership of Orion Office REIT LP.*
10.2	Form of Transition Services Agreement*
10.3	Form of Tax Matters Agreement*
10.4	Form of Employee Matters Agreement*
10.5	Form of Indemnification Agreement to be entered into between Orion and each of its directors and executive officers*
21.1	Subsidiaries of Orion Office REIT Inc.*
99.1	Information Statement of Orion Office REIT Inc., preliminary and subject to completion, dated , 2021.**

*
To be filed by amendment.

**
Filed herewith.

SIGNATURES
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.
Orion Office REIT Inc.
By:

Name:
Title:
Date:           , 2021